IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                         IN AND FOR NEW CASTLE COUNTY

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JULES BERNSTEIN,                                :

                     Plaintiff,                 :

              against                           : C.A. No. 146.30

EDWARD M. CARSON, WILLIAM E. SIART              :
WILLIAM F. RANDALL, JOHN E. BRYSON,
JEWEL PLUMMER COBB, RALPH P. DAVIDSON,          :
MYRON DUBAIN, DON C. FRISBEE, GEORGE M.
KELLER, THOMAS L. LEE, WILLIAM P.               :
MILLER, FORREST M. SHUMWAY, STEVEN B.
SAMPLE, RICHARD N. STEGEMEYER, DANIEL           :
L. TELLEP, AND FIRST INTERSTATE BANCORP.
                                                :
                        Defendants.
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                         CLASS ACTION COMPLAINT

            Plaintiff, by his attorneys, Rosenthal, Monhait, Gross & Goddess, P.A., for his complaint against defendants, alleges upon information and belief, except for paragraph 2 hereof which is alleged upon knowledge, as follows:
            1.    Plaintiff brings this action pursuant to Rule
231 of the Rules of the Court of Chancery on his behalf and as a class action on behalf of all persons, other than defendants and those in privity with them, who own the common stock of First Interstate Bancorp. ("First Interstate or the "Company").







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            2. Plaintiff has been the owner of the common stock of the Company since prior to the transaction herein complained of and continuously to date.
            3. Defendant First Interstate is a corporation duly organized and existing under the laws of the State of Delaware. The Company is a bank holding company with subsidiaries which perform commercial banking operations. The Company also offers investment advisory services, mortgage banking services, international banking services and other related financial activities.
            4.    The following individual defendants (the
"Individual Defendants") constitute the entire Board of Directors of First Interstate:

Name                                Position
----                                --------
Edward M. Carson                    Chairman
William E. Siart                    Director, President and C.E.O.
William F. Randall                  Director, C.O.O.
John E. Bryson                      Director
Jewel Plummer Cobb                  Director
Ralph P. Davidson                   Director
Myron Dubain                        Director
Don C. Frisbee                      Director
George M. Keller                    Director
Thomas F. Lee                       Director


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William F. Miller                   Director
Steven B. Sample                    Director
Forrest N. Shumway                  Director
Richard J. Stegemeyer               Director
Daniel L. Tellep                    Director

           5. The Individual Defendants named in paragraph 4 are in a fiduciary relationship with the plaintiff and the other public stockholders of First Interstate and owe them the highest obligations of good faith, due dare, candor and fair dealing.

                        CLASS ACTION ALLEGATIONS

            6.    Plaintiff brings this action on his own
behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all holders of common stock of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.
            7. This action is properly maintainable as a class action.
            8. The class is so numerous that joinder of all members is impracticable. There are approximately


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75,985,361 shares of First Interstate common stock outstanding, owned by over
24,976 record shareholders scattered throughout the country.
            9. There are questions of law and fact which are common to the class including, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; (b) whether defendants are unlawfully impeding a takeover attempt; (c) whether defendants' actions hereinafter described, constitute a breach of the duty of fair dealing with respect to the plaintiff and the other members of the class, a failure to maintain a level playing field and a failure to maximize shareholder value; and (d) whether the class is entitled to injunctive relief or damages as a result of defendants' wrongful conduct.
            10. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.
            11. The prosecution of separate actions by indi-vidual members of the Class would create the risk of incon-


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sistent or varying adjudications with respect to individual members of the
Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
            12. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                           SUBSTANTIVE ACTIONS

            13. Wells Fargo & Co. ("Wells Fargo") has long been interested in acquiring First Interstate. Wells Fargo offered to purchase the Company for $90 per share in Febru- ary 1994. This offer was rebuffed by First Interstate. Paul Hazen, the chairman of Wells Fargo, met once in recent weeks with Defendant Siart to discuss a possible merger and was again rejected.
            14.   On October 18, 1995, Wells Fargo & Co.
("Wells Fargo") announced that it had made an unsolicited merger proposal to First Interstate providing for the acqui-sition of 100 percent of the common stock of First Inter-


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state Bancorp. Pursuant to the terms of the merger proposal, Wells Fargo offered to exchange .625 of a share of its common stock for every share of First Interstate common stock. Based an the closing price of $213.62 per share of Wells Fargo common stock on October 17, 1995, each share of First interstate is valued at $133.50. The total value of the transaction is approximately $10.17 billion.
            15. The reaction of the investment community to the proposed acquisition of First Interstate has been emphatically positive. In response to Wells Fargo's announcement, First Interstate's stock price soared from $106 per share to over $140 per share. Additionally, the price of Wells Fargo stock increased to $229 per share in response to this news.
            16. Defendants owe fundamental fiduciary obligations to the First Interstate shareholders to take all necessary and appropriate steps to maximize the value of their shares. In addition, the individual Defendants have the responsibility to act independently so that the interests of First Interstate public stockholders will be protected, to seriously consider all bona fide offers for the company, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved. Further, the direc-


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tors of the Company must adequately insure that no conflict of interest exists between defendants' own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to insure that all such conflicts will be resolved in the best interests of the company's public stockholders.
            17. The Individual Defendants have breached their fiduciary and other common law duties owed to Plaintiff and other members of the Class in that they have not exercised and are not exercising independent business judge- ment and have acted and are acting to the detriment of the Class. The defendants' rejection of Wells Fargo's offer is an uninformed knee jerk reaction made without adequate information as to what Wells Fargo would be prepared to offer in a fully negotiated transaction, so that defendants can maintain their positions in control of the company.
            18. Moreover, Defendants have refused to take those steps necessary to ensure that the Company's public shareholders will receive maximum value for their shares of First Interstate common stock. Defendants' failure to accept Wells Fargo's offer to enter into a definitive merger agreement is clearly the result of the desire by the Individual defendants to protect their own substantial salaries, perquisites and positions with the company.


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            19. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their failure to negotiate the possible acquisition of First Interstate.
            20. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the class.
            21. Plaintiff and the class have no adequate remedy at law.
            WHEREFORE, plaintiff demands judgment as follows:
            A.    declaring this to be a proper class action;
            B. ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the class by announcing their intention to:
               (1) cooperate fully with any person or entity, having a bona fide interest in proposing any transaction which would maximize shareholder value, including, but not limited to, a buyout or takeover of the Company by Wells Fargo;
                  (2)   undertake an appropriate evaluation of
First Interstate's worth as a merger/acquisition candidate;
                  (3)   take all appropriate steps to enhance
First Interstate value and attractiveness as a merg-er/acquisition candidate;


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                  (4) take all appropriate steps to effectively expose First
Interstate to the marketplace in an effort to create an active auction for First Interstate;
                  (5)   act independently so that the interests
of First Interstate's public stockholders will be protected;
and
                  (6) adequately ensure that no conflicts of interest exist between the Individual Defendant's interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of First Interstate's public stockholders;
            C. ordering the Individual Defendants, jointly and severally, to account to plaintiff and the class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;
            D. preliminarily and permanently enjoining the implementation or enforcement of any poison pill or other device to thwart Wells Fargo's or any other person's bid for First Interstate;
            E. awarding plaintiff the costs and disburse-ments of this action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and


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            F.    granting such other and further relief as may
be just and proper in the premises.
Dated:  October 19, 1995
                           ROSENTHAL, MONHAIT, GROSS
                                & GODDESS, P.A.


                  By:_________________________________________
                        First Federal Plaza, Suite 214
                        P.O. Box 1070
                        Wilmington, DE  19899-1070
                        (302) 656-4433
                        Attorneys for Plaintiff

OF COUNSEL:

BERNSTEIN LIEBHARD & LIPSHITZ
274 Madison Avenue
New York, NY  10016




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